Exhibit 11.1
The Pepsi Bottling Group, Inc.
Computation of Basic and Diluted Earnings Per Share
(in millions, except per share data)

	12 Weeks Ended		36 Weeks Ended
	Sept. 3,	Sept. 4,	Sept. 3,	Sept. 4,
	2005	2004	2005	2004
Number of shares on which basic earnings per share is based:
Average outstanding during period	243	254	245	257
Add – Incremental shares under stock compensation plans	7	8	7	9

Number of shares on which diluted earnings per share is based	250	262	252	266
Net earnings applicable to common shareholders	$205	$191	$392	$383
Net earnings on which diluted earnings per share is based	$205	$191	$392	$383
Basic earnings per share	$0.84	$0.75	$1.60	$1.49
Diluted earnings per share (1)	$0.82	$0.73	$1.55	$1.44

(1)	Diluted earnings per share reflect the potential dilution that could occur if the stock options or other equity awards from our stock compensation plans were exercised and converted into common stock that would then participate in net income.
The following shares are not included in the computation of diluted earnings per share because the option’s exercise price was greater than the average market price of the common shares and the effect of including the options in the computation would be antidilutive:
•	For the twelve weeks ended September 3, 2005 and September 4, 2004, options to purchase 6.4 million shares and 6.9 million shares, respectively.

•	For the thirty-six weeks ended September 3, 2005 and September 4, 2004, options to purchase 11.5 million shares and 6.7 million shares, respectively.
Total options outstanding at September 3, 2005 and September 4, 2004 were 40.0 million and 40.3 million, respectively.